Exhibit (a)(5)(i)

KAISER VENTURES INC.	Corporate Headquarters 3633 Inland Empire Blvd. Suite 480 Ontario, CA 91764 909.483.8500 909.944.6605

News Release

Contact:	Terry L. Cook
(909) 483-8511

FOR IMMEDIATE RELEASE

KAISER VENTURES STRONGLY RECOMMENDS REJECTION OF THE MACKENZIE OFFER;

ANNOUNCES POSSIBLE SELF TENDER AT $1.00 PER UNIT LESS TRANSFER COSTS

ONTARIO, CA (October 2, 2008) — Kaiser Ventures LLC announced today that its Board of Managers unanimously recommends that Kaiser Unitholders reject the tender offer by affiliates of MacKenzie Patterson Fuller LLP to purchase Kaiser Class A Units and that Unitholders not tender any Units in the MacKenzie Offer. The Board has concluded that the MacKenzie Offer is inadequate, would pay only a small fraction of the expected distributions from a Unit and has a number of other significant defects. Every one of Kaiser’s managers and executive officers has confirmed that they agree with this recommendation and do not intend to tender their Units.

To accommodate any needs that some Unitholders may have for immediate liquidity, Kaiser also announced that, assuming certain tax issues relating to the MacKenzie Offer are resolved, it intends to purchase up to 700,000 Class A Units at $1.00 per Unit, less a maximum of $.10 per Unit to cover transfer costs. Kaiser’s Board believes that even this much higher price does not represent fair value for Kaiser Units and accordingly recommends that holders not accept this Company Offer. However, if holders decide for their own reasons to sell their Units, this Company Offer is expected to pay at least twice as much as the MacKenzie Offer.

The Board of Managers also urged any holders who have already tendered their Units in the MacKenzie Offer to withdraw those Units quickly before the relevant time period expires.

“Every member of the Board of Managers of Kaiser Ventures LLC strongly recommends that our Unitholders reject the MacKenzie Offer,” advised Rick Stoddard, Chairman and Chief Executive Officer of Kaiser. “While we cannot determine the price MacKenzie would pay, it is certainly materially less than $.50 per Unit and may actually turn out to be zero. MacKenzie itself estimates the Units to be worth $3.10, and Kaiser has publicly announced that distributions could be $6 to $8 per Unit with a successful sale of its Eagle Mountain landfill project. Even if the landfill project is not successful, the future distributions on Kaiser Units are still estimated to be several times the MacKenzie Offer.”

Kaiser is mailing each Unitholder a letter from the Chairman of the Board of Managers which provides details about the many reasons for the Board’s decision. A copy of that letter is attached, and it is also posted on the Kaiser website at www.kaiserventures.com.

Kaiser also announced during the next week or two it expects to complete a review as to whether the MacKenzie Offer and the Company Offer could result in Kaiser being treated as a “publicly traded partnership”. If the Board concludes that could happen, the MacKenzie Offer and the Company Offer would be prohibited under the Kaiser Operating Agreement and could not close. If the Board concludes otherwise, Kaiser will commence its offer and mail the offer to purchase, letter of transmittal and related documents to Unitholders.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL KAISER’S CLASS A

UNITS. THE COMPANY OFFER WILL BE MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT KAISER WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION AND WILL DISTRIBUTE TO ITS UNITHOLDERS; COPIES WILL BE AVAILABLE FOR FREE FROM KAISER OR ON THE COMMISSION’S WEBSITE AT WWW.SEC.GOV. PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE COMPANY OFFER, UNITHOLDERS SHOULD CAREFULLY READ EACH OF THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE COMPANY OFFER.

Safe Harbor Statement: Statements in this press release which are not purely historical, including statements regarding Kaiser’s intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks, uncertainties, and assumptions. Kaiser believes that Kaiser’s assumptions are reasonable. Nonetheless, it is likely that at least some of these assumptions will not come true. Accordingly, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, expected, or projected. For example, Kaiser’s actual results could materially differ from those projected as a result of factors such as, but not limited to: Kaiser’s inability to complete the anticipated sale of its Eagle Mountain landfill project; litigation, including, among others, claims that relate to Eagle Mountain, including the adverse federal land exchange litigation, pre-bankruptcy activities of Kaiser Steel Corporation, its predecessor, and asbestos claims; insurance coverage disputes; the impact of federal, state, and local laws and regulations on its permitting and development activities; competition; the challenge, reduction or loss of any claimed tax benefits; the impact of natural disasters on our assets; and/or general economic conditions in the United States and Southern California. Kaiser’s business could be affected by a number of other factors, including the risk factors listed from time to time in Kaiser’s reports including, but not limited to, the annual report on Form 10-KSB for the year-ended December 31, 2007 and the quarterly reports on Form 10-Q for the quarters-ended March 31, 2008 and June 30, 2008. Investors should not to place undue reliance on the forward-looking statements contained in this press release. Kaiser disclaims any obligation, and does not undertake, to update or revise any forward-looking statements in this press release.